DAVIS LEGAL ADVISORS *since* 1892
& company 03 JUL 31 AM 7:21

from the office of: Donna L. Ornstein
direct tel: 604.643.6478
direct fax: 604.605.3768
dornstein@davis.ca

July 21, 2003

file number: 50277-00001


03024938

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N. W.
Washington, DC 20549

SUPPL

Dear Sirs:

Re: GGL Diamond Corp. – Exemption 82-1209

We are solicitors for GGL Diamond Corp. which was issued an exemption pursuant to Rule 12(g)3-2(b) under the Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

Yours truly,

DAVIS & COMPANY

Per: [signature]
Donna L. Ornstein,
Legal Assistant

DO/tzc/Encls.

dlw 7/31

Exemption No. 82-1209

July 17, 2003

GGL DIAMOND CORP.
(the "Company")

Rule 12(g)3-2(b)(1)(i)

INDEX

1. **Material filed with the British Columbia ("BC") Registrar of Companies as required by the *Company Act* (British Columbia and regulations thereunder) and with the Registrars of Companies or regulators as required to maintain the Company's registration in the Northwest Territories/Nunavut Territory ("NWT")**

(a)	Incorporation Documents		
	(i)	BC	Not Applicable
(b)	Extra-provincial Registration		
	(i)	NWT	Not Applicable
(c)	Annual Reports		
	(i)	BC (Form 16)	June 17, 2003
	(ii)	NWT (Form 27)	June 17, 2003
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	February 26, 2003
	(ii)	NWT	February 6, 2003
(e)	Special Resolution		
	(i)	BC	Not Applicable

2. **Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations thereunder, under National Policy No. 41 and under Multilateral Instrument 45-102**

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(b)	Annual Information Form	Not Applicable

(c)	Notice of Filing Annual Information Form	Not Applicable
(d)	Quarterly Interim Financial Statements	Not Applicable
(e)	News Releases	May 2, 2003 May 27, 2003 June 5, 2003 June 24, 2003
(f)	BC Form 53-901F, Material Change Report	May 7, 2003 June 30, 2003
(g)	Notice of Meeting Date and Record Date of AGM or Extraordinary General Meeting ("EGM")	Not Applicable
(h)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(i)	Report of Exempt Distribution	Not Applicable
(j)	Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102, Resale of Securities	Not Applicable
(k)	Prospectus	Not Applicable
(l)	Amendment to Prospectus	Not Applicable
(m)	Takeover Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(o)	Issuer Bid Circular	Not Applicable
(p)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(q)	Initial Acquisition Report	Not Applicable
(r)	Subsequent Acquisition Reports	Not Applicable
(s)	Notice of Intention to Sell by a Control Person	Not Applicable
(t)	Notice of Change of Auditor pursuant to National Policy 31	Not Applicable

3. Materials filed with the TSX Venture Exchange ("the Exchange") (as required by its rules and policies)

(a)	Exchange Filing Statement	Not Applicable
(b)	BC Form 53-901F, Material Change Report	May 7, 2003 June 30, 2003
(c)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(d)	Quarterly Interim Financial Statements	Not Applicable
(e)	News Releases	May 2, 2003 May 27, 2003 June 5, 2003 June 24, 2003
(f)	Annual Information Form	Not Applicable
(g)	Notice of Filing Annual Information Form	Not Applicable
(h)	Exchange Offering Prospectus or Short Form Offering	Not Applicable
(i)	Amendment to Exchange Offering Prospectus or Short Form Offering	Not Applicable
(j)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation or Issuer Bid Circular	Not Applicable
(o)	Notice of Intention to Sell by a Control Person	Not Applicable
(p)	Notice of Dividends	Not Applicable
(q)	Notice of Proposed Private Placement – Exchange Forms 4C, Declaration of Certified Filing and 4B, Private Placement Summary Form	Not Applicable

(r)	Notice of Expedited Private Placement Form 4B, Private – Exchange Form 4F, Expedited Private Placement Notice Placement Form (which replaces Form 4F)	Not Applicable
(s)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C, Transaction Summary Form	Not Applicable
(t)	Notice of Grant Stock Options – Exchange Form 4G, Summary Form – Incentive Stock Options	Not Applicable

4. Materials distributed to security holders (as required by the Company Act (British Columbia) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta) and regulations thereunder National Policy No. 41 and the rules and policies of the Exchange)

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(b)	Interim Financial Statements (including interim financial statements) for the three-, six- and nine-month periods following each fiscal year-end	Not Applicable
(c)	Prospectus	Not Applicable
(d)	Amendment to Prospectus	Not Applicable
(e)	Issuer Bid Circular	Not Applicable
(f)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

Exemption No. 82-1201

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries

Telephone: 250 356-8626
Hours: 8:30 – 4:30 Monday to Friday
www.fin.gov.bc.ca/registries

ANNUAL REPORT

FORM 16
Sections 333 and 334
COMPANY ACT

A FULL NAME OF COMPANY

B REGISTERED OFFICE ADDRESS

DO NOT MAIL THIS FORM

This is a copy of an original executed document submitted to BC Registrar **by electronic transmission on** June 19/03 sms

This form must be filed on the Internet. See reverse for details.

GGL DIAMOND CORP.
2800 PARK PLACE
666 BURRARD ST
VANCOUVER BC V6C 2Z7

Filing Fee: $35
A BC Online service fee of $1.61 applies.

C ACCESS CODE
24373857

D CERTIFICATE OF INCORPORATION NUMBER
235315

E DATE OF INCORPORATION, AMALGAMATION OR CONTINUATION
1981 MAY 25

F DATE OF ANNUAL REPORT (ANNIVERSARY DATE)
2003 MAY 25

This company is a reporting company under the *Company Act*

G Has there been a change of registered or records office address? If YES, a Notice to Change Office (Form 4) must be filed. See instructions on reverse.

H Has there been a change of directors? If YES, a Notice of Directors (Form 8/9) must be filed. See instructions on reverse.

I DIRECTORS

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
AUSTON,	JOHN S.	2 5402 WEST VISTA CRESCENT WEST VANCOUVER BC	V7W3H3
DEMARE,	NICK	4338 FRANCES STREET BURNABY BC	V5C2R3
FARRIS,	J. HAIG DEB.	P.O. BOX 63, 1299 FAIRWEATHER ROAD, BOWEN ISLAND BC	V0N1G0
HRKAC,	RAYMOND ANDREW	UNIT 44 2351 PARKWAY BLVD COQUITLAM BC	V3E3P2
HUOT,	R. TIMOTHE	616 ROBITAILLE LONGUEUIL, QUE	J4P1C3
MEYER,	WILLIAM	728 GUILTNER STREET COQUITLAM, BC	V3J4M5

Note: Please sign and date on last page


24373857


AR


BC/0235315

Corporate and Personal Property Registries
Telephone: 250 356-8626
Hours: 8:30 – 4:30 (Monday to Friday)

Mailing Address:
PO Box 943[illegible] Prov Govt
Victoria BC V8W 9V3
Location:
2nd Floor – 940 Blanshard Street
Victoria BC

ANNUAL REPORT

CERTIFICATE OF INCORPORATION NUMBER
235315

GGL DIAMOND CORP.

Please check this form for any errors or ommissions.

I DIRECTORS CONTINUED

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
WOLODARSKY,	WILLIAM	3048 3RD ST SW CALGARY, ALBERTA	T2S1V1

J OFFICERS

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
DEMARE, SECRETARY	NICK	4338 FRANCES STREET BURNABY BC	V5C2R3
HRKAC, PRESIDENT and CEO	RAYMOND ANDREW	UNIT 44 2351 PARKWAY BLVD COQUITLAM BC	V3E3P2
AUSTON, Chairman of the Board	John S.	#2-5402 West Vista Court West Vancouver, BC	V7W 3H3
LEACH, Assistant Secretary	Norman	#203-1328 Marinaside Cr Vancouver, BC	V6Z 3BC
LAU Assistant Secretary	Jurgen T.	5315 Aspen Drive West Vancouver, BC	V7W 3CE

K CERTIFIED CORRECT – I have read this form and found it to be correct.

Signature of a current Director, Officer, or Company Solicitor

X

DATE SIGNED YYYY	MM	DD
2003	06	17

FIN 757/D Rev. 2003 / 2 / 5 (Prescribed)

BRITISH COLUMBIA

Ministry of Finance and Corporate Relations
Corporate and Personal Property Registries

2nd Floor-940 Blanshard Street
Victoria, BC V8W 3E6

Telephone: (25) 356-8626
Hours: 8:30 - 4:30 (Monday-Friday)

NOTICE OF DIRECTORS
Form 8

Section 113 *COMPANY ACT*

INSTRUCTIONS:

1. **Please type or print clearly in block letters and ensure that the form is signed and dated in ink. Complete all areas of the form. The Registry may have to return documents that do not meet this standard. Attach an additional sheet if more space is required.**
2. In Box A, enter the exact name of the company as shown on the Certificate of Incorporation, Amalgamation, Continuation or Change of Name.
3. In Box D and E, enter the last name, first name, and any initials of the company's directors as indicated.
4. In Box E, the residential address of a director must be a complete physical address. You may include general delivery, post office box, rural route, site or comp. number as part of the address, but the Registry can not accept this information as a complete address. You must also include a postal code. If an area does not have street names or numbers, provide a description that would readily allow a person to locate the director.
5. If changes occurred on more than one date, you must complete a separate Notice of Directors form for each date.
6. An individual who has ceased being a director cannot sign this form.
7. Submit this form with a cheque or money order payable to the Minister of Finance and Corporate Relations, or provide the Registry authorization to debit the fee from a BC Online Deposit Account.

B CERTIFICATE OF INCORPORATION NO.

235315

OFFICE USE ONLY - DO NOT WRITE IN THIS AREA

03 JUL 31 PM 7:21

A FULL NAME OF COMPANY

GGL DIAMOND CORP.

C DATE OF CHANGE

Y	M	D
03	02	06

D Full Names of new directors APPOINTED:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*
Huot	R. Timothé

E Full names and addresses of all the directors of the company as at the date of change listed above:

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS (INCLUDE POSTAL/ZIP CODE)
Hrkac	Raymond A.	#44 – 2351 Parkway Boulevard, Coquitalm, BC, V3E 3P2
Wolodarsky	William	3048 3rd Street S. W., Calgary, Alberta, T2S 1V1
DeMare	Nick	4338 Frances Street, Burnaby, BC, V5C 2R3
Farris	John Haig deB.	P.O. Box 63, 1299 Fairweather Road, Bowen Island, BC, V0N 1G0
Meyer	William	728 Guiltner Street, Coquitlam, BC, V3J 4M5
Auston	John S.	#2-5402 West Vista Court, West Vancouver, BC, V7W 3H3
Huot	R. Timothé	616 Robitaille, Longueuil, Quebec, J4P 1C3

F CERTIFIED CORRECT - I have read this form and found it to be correct.
Signature of a current Director, Officer or Company Solicitor

DATE SIGNED

Y	M	D
03	02	06

I:\ReidCo\Data\951001\Prp02-2\Form8.doc

Exemption No. 82-121



Northwest Territories

FORM 27
BUSINESS CORPORATIONS ACT
ANNUAL RETURN EXTRA-TERRITORIAL CORPORATION

FORMULE 27
LOI SUR LES SOCIÉTÉS PAR ACTIONS
RAPPORT ANNUEL D'UNE SOCIÉTÉ EXTRATERRITORIALE

FILED - DÉPÔT
No.:
Date:
DEPUTY/REGISTRAR OF CORPORATIONS REGISTRAIRE OU REGISTRAIRE ADJOINT DES SOCIÉTÉS

1) Name of corporation — Dénomination sociale de la société

GGL DIAMOND CORP.

2) This return contains information current to and including — Le présent rapport contient les renseignments les plus récents en date du

MONTH AND DAY OF INCORPORATION OR AMALGAMATION	MM 05 DD/J 25	MOIS ET JOUR DE CONSTITUTION OU DE FUSION
THE YEAR FOR WHICH THIS RETURN IS APPLICABLE	YYYY/ANNÉE 2003	ANNÉE APPLICABLE AU RAPPORT

3) *Is the address of the registered office, and the post office box designated as the address for service by mail, if any, the same as shown on the last notice filed with the Registrar of Corporations?*	YES ✔ OUI	NO ☐ NON	L'adresse du bureau enregistré ou de la boîte postale aux fins de signification par courrier sont-elles les mêmes que celles qui figurent sur le dernier avis de désignation déposé auprès du registraire des sociétés?
4) Is the current postal and street address of the head office the same as the postal and street address shown on the last notice filed with the Registrar of Corporations?	YES ✔ OUI	NO ☐ NON	L'adresse actuelle du siège social est-elle la même que celle qui figure sur le dernier avis de désignation déposé auprès du registraire des sociétés?
5) Are the current charter and regulations of the corporation the same as the charter and regulations that have been filed with the Registrar of Corporations?	YES ✔ OUI	NO ☐ NON	La charte et les règlements de la société sont-ils les mêmes que ceux qui ont été déposés auprès du registraire des sociétés?
6) Are the current directors of the corporation the same as the directors shown on the last notice filed with the Registrar of Corporations?	YES ✔ OUI	NO ☐ NON	Les administrateurs actuels de la société sont-ils les mêmes que ceux qui figurent sur le dernier avis de désignation déposé auprès du registraire des sociétés?

IF THE ANSWER TO EITHER OF THE ABOVE QUESTIONS IS "NO", THIS RETURN MUST BE ACCOMPANIED BY ALL NOTICES NECESSARY TO BRING THE RECORDS OF THE REGISTRAR UP TO DATE.

SI VOUS AVEZ RÉPONDU «NON» À L'UNE DES QUESTIONS CI-DESSUS, LE PRÉSENT RAPPORT DOIT ÊTRE ACCOMPAGNÉ DE TOUS LES AVIS DE DÉSIGNATION NÉCESSAIRES AFIN DE METTRE À JOUR LES REGISTRES DU REGISTRAIRE.

Date	Signature	Title (Director, Officer or Solicitor) Titre (Administrateur, dirigeant ou avocat)
June 17, 2003	[signature]	President and Director

Exemption No. 82-1209

FORM 23
NORTHWEST TERRITORIES
BUSINESS CORPORATIONS ACT
NOTICE OF CHANGE OF DIRECTORS
EXTRA-TERRITORIAL CORPORATION

File No.: ET 5068
Date: Mar 11/03
D/Registrar of Corpora

1. NAME OF CORPORATION

GGL DIAMOND CORP.

2. The following persons became directors of this corporation:

NAME	Postal and street address (including postal code)	Effective date
R. Timothé Huot	616 Robitaille, Longueuil, Quebec, J4P 1C3	February 6, 2003

3. The following persons ceased to be directors of this corporation:

NAME	Postal and street address (including postal code)	Effective date

4. The directors of this corporation are:

NAME	Postal and street address (including postal code)
Raymond A. Hrkac	#44 – 2351 Parkway Boulevard, Coquitlam, BC V3E 3P2
William Wolodarsky	3048 3rd Street S. W., Calgary, Alberta, T2S 1V1
Nick DeMare	4338 Frances Street, Burnaby, BC, V5C 2R3
John Haig deB. Farris	P.O. Box 63, 1299 Fairweather Road, Bowen Island, BC, V0N 1G0
William Meyer	728 Guiltner Street, Coquitlam, BC, V3J 4M5
John S. Auston	#2-5402 West Vista Court, West Vancouver, BC, V7W 3H3
R. Timothé Huot	616 Robitaille, Longueuil, Quebec, J4P 1C3

IMPORTANT: If required ___________ Schedule of additional directors is attached.

Date	Signature	Title (Director/Officer/Solicitor)
February 6, 2003		President

951001\PRP02-2\nwtform23.doc

Exemption No. 82-1209

GGL Diamond Corp.

904 - 675 W. Hastings Street
Vancouver, B.C. Canada, V6B 1N2
Tel:(604) 688-0546
Fax:(604) 688-0378

May 2, 2003

SYMBOL: GGL.TSX Venture

Federal tribunal rules in favour of GGL Diamond Corp.

VANCOUVER, British Columbia, Canada – GGL Diamond Corp. (TSX Venture – GGL) was today informed that the Department of Indian and Northern Affairs' appointed federal tribunal has ruled in favour of GGL on the matter of Doyle Lake and the LA 26-30 and Easy 1, 2, and 3 mineral claims.

Here is the news release as released by the Tribunal:

"TRIBUNAL RENDERS DECISION IN NWT MINERAL CLAIM

OTTAWA, ONTARIO (May 2, 2003) – Indian and Northern Affairs Canada (INAC) released the findings of a tribunal established to review a mineral claim dispute in the Northwest Territories. The Tribunal upheld a decision made by the Supervising Mining Recorder in May 1996, thereby awarding the disputed land to GGL Diamond Corporation and SouthernEra Resources Limited.

At the base of the dispute are two sets of overlapping mineral claims staked in 1994 and 1995. Both Golden Rule Resources Ltd./Inukshuk Capital Ltd. and GGL Diamond Corporation/SouthernEra Resources Limited claimed competing ownership of the mineral rights.

The Tribunal was established in response to an order of the Federal Court of Appeal. On May 31, 2002 the Tribunal was appointed under section 84 of the Canada Mining Regulations. During the review all parties provided the Tribunal with substantial information by means of written submissions and an oral hearing.

The decision of the Tribunal is final. Parties to this dispute have 30 days to appeal the decision in federal court. A copy of the Tribunal's decision will be posted on the INAC website on Monday, May 5, 2003."

For more specific information on the history of the Doyle Lake dispute, please refer to the news release of Nov. 6, 2002 or to the quarterly report dated August 31, 2002. (www.ggldiamond.com)

GGL DIAMOND CORP.

"Raymond A.Hrkac"
Raymond A. Hrkac
President

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604) 684-3376.

Exemption No. 82-1209

GGL Diamond Corp.

904 - 675 W. Hastings Street
Vancouver, B.C. Canada, V6B 1N2
Tel:(604) 688-0546
Fax:(604) 688-0378

03 JUL 21 AM 7:21

May 27, 2003

SYMBOL: GGL.TSX Venture

VANCOUVER, British Columbia, Canada – GGL Diamond Corp. (TSX Venture – GGL) reports today counsel for Golden Rule and Inukshuk has advised GGL Diamond Corp. and the Tribunal that "…I am instructed not to take further proceedings respecting the decision of the Tribunal pronounced May 2, 2003."

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604) 684-3376.

GGL Diamond Corp.

904 - 675 W. Hastings Street
Vancouver, B.C. Canada, V6B 1N2
Tel:(604) 688-0546
Fax:(604) 688-0378

June 5, 2003

SYMBOL: GGL.TSX Venture

De Beers to begin work on now undisputed Doyle property, including drilling, exploration of diamondiferous sill

Sill ownership now undisputed, following Golden Rule and Inukshuk decision not to appeal Federal Tribunal ruling in GGL's favor

VANCOUVER, British Columbia, Canada – GGL Diamond Corp. (TSX Venture – GGL) is pleased to announce that De Beers Canada Exploration Inc. (formerly Monopros Limited) will resume exploration work on the diamondiferous sill located on claims LA 26-30, which form part of the joint venture at Doyle Lake in the Northwest Territories. A significant exploration program on and near the sill, to begin in late July or early August, will include drilling, microdiamond sampling, analysis, and geophysical work.

The resumption of exploration work on the kimberlite sill and its potential extensions, comes on the heels of the recent decision by Golden Rule and Inukshuk that they will not appeal the Federal Tribunal decision in GGL Diamond's favor, announced May 2, 2003. Work on the property had been at a standstill since 1996, when the Section 84 dispute began. (Please refer to www.ggldiamond.com web site for additional information about the tribunal and the original dispute. Detailed information is contained in news releases and in the quarterly report dated February 28, 2003.)

The Doyle Lake project, adjacent to Mountain Province (T-MPV) claims, is located approximately 270 km to the northeast of Yellowknife. De Beers, 60% owner and project operator of the joint venture with GGL, has spent over $6 million to date on the project.

Located 8.5 km southwest of MPV's "Hearne" kimberlite pipe, the kimberlite sill was discovered during a reverse circulation drill program in August 1996. The 1996 drilling traced a northeast to southwest striking, shallow-dipping, kimberlitic sill, with intersections ranging from 0.2 to 5.7 metres in thickness, over a strike length of 1.3 km. At the time, a 125.2 kg sample from the drill cuttings, unavoidably diluted with granite country rock, yielded 67 microdiamonds greater than 0.075 mm.

An indicator mineral train that reflected a high count and exceptionally good diamond chemistry had led GGL geologists to the sill location – a train which extends beyond the north end of the sill and suggests the potential for a second source. A geometrically similar kimberlite at Snap Lake has extensive down dip extensions.

The 2003 Doyle activities will include a drill program that will begin to define the strike length and dip of the Doyle kimberlite. According to the geophysical surveys of the area, significant extensions to the sill may be anticipated.

The program will also test other kimberlite targets in the T-Lake and Snail Lake areas, based on previously obtained indicator results and geophysics.

.../2

The De Beers work plan includes:

- Drilling 12 "HQ" holes (approximately 3" in diameter) which will test the indicated extensions along strike and down-dip, as well as the T-Lake and Snail targets;
- Collection of a 100 kg – 180 kg microdiamond sample from the sill intersections;
- Analysis of the core for variations in internal geology;
- Geological modeling; and
- Possible ground geophysical surveys to continue to explore extensions of the sill.

A map of the area will be posted to our website www.ggldiamond.com in the near future.

As the kimberlite comes to surface below the till, larger, more representative samples for macro diamond testing can be obtained by less expensive surface trenching. If results continue to be encouraging, De Beers has indicated that this method for bulk sampling remains an option that will be considered in following exploration programs.

De Beers has obtained the necessary Land Use Permit in order to begin work.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604) 684-3376.

Exemption No. 82-1209

GGL DIAMOND CORP.

904 - 675 West Hastings Street
Vancouver, B.C. Canada
V6B 1N2

Tel: (604) 688-0546
Fax: (604) 688-0378

June 24, 2003

PRESS RELEASE

GGL ANNOUNCES FINANCING OF UP TO $1,350,000

Raymond A. Hrkac, President & CEO of **GGL Diamond Corp. (GGL.TSX Venture)** announces that the Company has arranged a financing of up to $1,350,000 by way of a private placement of up to 3.0 million common shares at $0.45 per share to close on or about July 18, 2003. The subscription proceeds will be used by the Company to cover ongoing corporate, regulatory and administrative costs, to provide funds to carry out exploration programs on the Company's properties and for working capital. The Company will pay a cash finders fee of 8% of the subscription proceeds. The financing is subject to acceptance for filing by the TSX Venture Exchange.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac,
President & CEO

For more information, please check our web site at www.ggldiamond.com If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604)684-3376.

BC FORM 53-901F

(formerly Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Note: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

Note: IF THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND FILE IN AN ENVELOPE MARKED "CONFIDENTIAL – ATTENTION: SUPERVISOR, FINANCIAL REPORTING."

Item 1. Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer:

GGL DIAMOND CORP.

904-675 West Hastings Street

Vancouver, BC V6B 1N2

Item 2. Date of Material Change

State the date of the material change:

May 2, 2003

Item 3. Press Release

State the date and place(s) of issuance of the press release issued under section 85(1) of the Act:

May 2, 2003, Vancouver, British Columbia, Canada

Item 4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change:

The Department of Indian and Northern Affairs' appointed federal tribunal ruled in favour of GGL on the matter of Doyle Lake and the LA 26-30 and Easy 1, 2 and 3 mineral claims.

Item 5. **Full Description of Material Change**

GGL was today informed that the Department of Indian and Northern Affairs' appointed federal tribunal has ruled in favour of GGL on the matter of Doyle Lake and the LA 26-30 and Easy 1, 2, and 3 mineral claims.

The following news release was released by the Tribunal:

"TRIBUNAL RENDERS DECISION IN NWT MINERAL CLAIM

OTTAWA, ONTARIO (May 2, 2003) – Indian and Northern Affairs Canada (INAC) released the findings of a tribunal established to review a mineral claim dispute in the Northwest Territories. The Tribunal upheld a decision made by the Supervising Mining Recorder in May 1996, thereby awarding the disputed land to GGL Diamond Corporation and SouthernEra Resources Limited.

At the base of the dispute are two sets of overlapping mineral claims staked in 1994 and 1995. Both Golden Rule Resources Ltd./Inukshuk Capital Ltd. and GGL Diamond Corporation/SouthernEra Resources Limited claimed competing ownership of the mineral rights.

The Tribunal was established in response to an order of the Federal Court of Appeal. On May 31, 2002 the Tribunal was appointed under section 84 of the Canada Mining Regulations. During the review all parties provided the Tribunal with substantial information by means of written submissions and an oral hearing,

The decision of the Tribunal is final. Parties to this dispute have 30 days to appeal the decision in federal court. A copy of the Tribunal's decision will be posted on the INAC website on Monday, May 5, 2003."

For more specific information on the history of the Doyle Lake dispute, please refer to the news release of Nov. 6, 2002 or to the quarterly report dated August 31, 2002. (www.ggldiamond.com)

Item 6. **Reliance on Section 85(2) of the Act**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Senior Officers**

Raymond A. Hrkac, President at (604) 688-0546

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C., the 6th day of May, 2003.

"Raymond A. Hrkac"
(Signature)

Raymond A. Hrkac
(name of senior officer - please print)

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Note: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

Note: IF THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND FILE IN AN ENVELOPE MARKED "CONFIDENTIAL – ATTENTION: SUPERVISOR, FINANCIAL REPORTING."

Item 1. **Reporting Issuer**

GGL DIAMOND CORP.
904-675 West Hastings Street
Vancouver, B.C. V6B 1N2

Item 2. **Date of Material Change**

June 23, 2003

Item 3. **Press Release**

June 24, 2003, Vancouver, British Columbia, Canada

Item 4. **Summary of Material Change**

Private Placement financing of up to $1,350,000.

Item 5. **Full Description of Material Change**

The Company has arranged a financing of up to $1,350,000 by way of a private placement of up to 3.0 million common shares at $0.45 per share to close on or about July 18, 2003. The subscription proceeds will be used by the Company to cover ongoing corporate, regulatory and administrative costs, to provide funds to carry out exploration programs on the Company's properties and for working capital. The Company will pay a cash finders fees of 8% of the subscription proceeds. The financing is subject to acceptance for filing by the TSX Venture Exchange.

Item 6. **Reliance on Section 85(2) of the Act**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Senior Officers**

Raymond A. Hrkac, President at (604) 688-0546

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C., the 30th day of June, 2003.

"Raymond A. Hrkac"
(signature)

Raymond A. Hrkac
(name of senior officer - please print)